Legal & General Notices

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement



RAYMOND Industrial Ltd
利民實業有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 229)

Major Transaction
Suspension and Resumption of Trading of Shares of the Company
Disposal of a Property

This announcement is made pursuant to the disclosure obligations under Chapter 14 of the Listing Rules.

On 31st August 2005, the Company *entered into a Provisional Agreement to sell the Property* subject to the existing lettings and tenancies to Harliton, an Independent Third Party, at a consideration of HK$528,110,000. The Property has been held by the Company as an investment property for leasing to tenants to generate rental income. Pursuant to the Provisional Agreement, the Company shall provide Harliton with a top up payment in the sum of HK$1,379,583.30 per month for 24 months to enable the Purchaser to have an investment return in line with the current market condition. For the purpose of providing Harliton with the top up payment, a sum of HK$33,110,000 shall be deposited by the Company in a licensed bank in Hong Kong and paid to Harliton in 24 equal monthly instalments starting from *the month after the completion of the Disposal. Interests* to be earned from the said deposit shall belong to the Company.

Pursuant to the terms of the Provisional Agreement, completion of the Disposal is subject to and conditional upon the due compliance of all requirements under the Listing Rules, including but not limited to the due obtaining of Shareholders' approval for the Disposal by the Company.

The terms of the Disposal were negotiated on an arm's *length basis* and the *Directors consider that the Disposal and its terms are fair* and reasonable and are in the interests of the Company and its Shareholders as a whole.

The Disposal constitutes a major transaction under the Listing Rules and is subject to the requirements of reporting, announcement and the approval of the Shareholders under Chapter 14 of the Listing Rules.

At the request of the Company, trading of the shares of the Company was suspended from 9:30 a.m. on 1st September 2005, pending publication of this announcement. An application has been made to the Stock *Exchange for resumption of trading of the shares of the* Company from 9:30 a.m. on 2nd September 2005.

BACKGROUND

The Company acquired the Land on 31st December 1969 and erected a building thereon for a production facility of the Company for manufacturing of electrical home appliances. Usage of the Land under the land lease as modified subsequently in December 2001 was restricted to non-industrial (excluding residential, godown, petrol filing station, hotel and cinema) purposes only. The area of the Land is approximately 10,000 square feet.

After relocation of all production facilities to the PRC in 1996, the original building on the Land was demolished in 1999 and redeveloped into the Building comprising offices premises, car parking areas and shops which is now known as No. 410 Kwun Tong Road, Kowloon, *Hong Kong. The gross* floor area of the Building amounts to approximately 140,000 square feet. Upon completion of the Building and issue of the occupation permit in mid March 2002 and the certificate of compliance in August 2003, the Company has held the Building as an investment property and has leased out the offices premises, car parking areas and shops to tenants to generate rental income for the Group.

On 31st August 2005, the Company entered into a Provisional Agreement to sell the Property to Harliton, an Independent Third Party, at a consideration of HK$528,110,000.

THE PROVISIONAL AGREEMENT

Date

31st August 2005

Parties

(1) Vendor, The Company
(2) Purchaser: Harliton, an Independent Third Party

To the best of the Director's knowledge, information and belief having made all reasonable enquiries, Harliton and the ultimate beneficial owner of Harliton are third parties independent of the Group and connected persons of the Group as defined in the Listing Rules.

Asset to be disposed

The Property, which is currently owned by and registered under the name of the Company.

The Property is mortgaged to a licensed bank in Hong Kong to secure a loan facility to a maximum amount of HK$50,000,000 granted to the Group. After disposal of the Property, the loan facility of HK$50,000,000 will be terminated. The termination of the said loan facility will not have any significant financial and operational impact to the Group as the Group does not rely on the loan facility to carry out its operation. As at the date of this announcement, only HK$10,000,000 of the said loan facility has been drawn down by the Group, which shall be repaid before the completion of the Disposal.

Consideration

The consideration is HK$528,110,000, representing a premium of approximately 40% to the book and carrying value of the Property of HK$377,000,000 in the Company's audited accounts for the year ended 31st December 2004. Such consideration was determined after arm's length negotiations between the Company and the Purchaser, having due regard to the book and carrying values of the Property as well as the prevailing market rates.

Pursuant to the Provisional Agreement, the Company shall provide Harliton a top up payment in the sum of HK$1,379,583.30 per month for 24 months. This arrangement was made in order to enable the Purchaser to have an investment return in line with the prevailing market conditions. The Property was sold subject to the existing tenants and about 60% of the existing leases were negotiated and concluded in early to mid *2003 at a time the Hong Kong economy was stricken by* SARS and the rental yield at approximately 3% was substantially lower than the prevailing market rate.

For the purpose of providing Harliton with the top up payment, a sum of HK$33,110,000 shall be deposited by the Company with a licensed bank in Hong Kong and paid to Harliton in 24 equal monthly instalments

USE OF SALE PROCEEDS

After taking into account the top up payment, the agency commission and legal and other professional fees, the net proceeds from the Disposal will be approximately HK$489,050,000. The Company intends to use such net proceeds: (a) as to HK$10,000,000 for the repayment of all outstanding bank loans; (b) as to approximately HK$20,000,000 for research and development for new electrical consumer products; (c) as to approximately *HK$50,000,000 for general working capital purposes;* and (d) as to the remaining balance for future investment of the Group but no specific investment has been identified by the Company at this stage.

INFORMATION ON THE COMPANY

Principal business of the Company includes manufacturing and sale of electrical home appliances in North America, Japan, Australia, Europe and the PRC, manufacturing and sale of cigarette paper in the PRC and property leasing in Hong Kong.

INFORMATION ON HARLITON

The beneficial shareholder of Harliton is an institutional fund, the principal business of which is to undertake property investments in certain Asian regions.

To the best of the Director's knowledge, information and belief having made all reasonable enquiry, Harliton and the ultimate beneficial owner *of Harliton are third parties independent of the Group and connected* persons of the Group as defined in the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES

The Disposal constitutes a major transaction under Rule 14.06 of the Listing Rules and is subject to the requirements of reporting, announcement and the approval of the *Shareholders under Chapter 14* of the Listing Rules.

A circular containing the details of the Disposal and a notice of the general meeting will be despatched to the Shareholders within 21 days from the publication date of this announcement

As at the date of this announcement and to the best knowledge, information and belief of the Directors, no Shareholder has such material interest in the Disposal and therefore no Shareholder is required to abstain from voting under Rule 14.46 of the Listing Rules

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, the shares of the Company have been suspended from trading on the Stock Exchange at 9:30 a.m. on 1st September 2005 pending release of this announcement. An application has been made to the Stock Exchange for resumption of trading of the shares of the Company from 9:30 a.m. on 2nd September 2005.

DEFINITIONS

In this announcement, unless otherwise requires, the following expressions have the following meanings.

"associate(s)"	has the meaning ascribed to it in the Listing *Rules;*
"Board"	the board of directors of the Company;
"Building"	the building erected on the Land and is known as No. 410 Kwun Tong Road, Kowloon, Hong Kong.
"Company"	Raymond Industrial Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange;
"connected person(s)"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder(s)"	has the meaning ascribed to it by the Listing Rules,
"Directors"	the directors of the Company;

Chinese Medicine Council of Hong Kong
2006 Chinese Medicine Practitioners Licensing Examination
(Applications are invited)

Eligibility for Undertaking the Licensing Examination

(1) A person shall be eligible to undertake the Licensing Examination if he satisfies the Chinese Medicine Practitioners Board of Chinese Medicine Council of Hong Kong that at the time of the application he has satisfactorily completed such undergraduate degree course of training in Chinese medicine practice or its equivalent as is approved by the Chinese Medicine Practitioners Board; or

(2) A listed Chinese medicine practitioner who is required by the Chinese Medicine Practitioners Board to undertake the Licensing *Examination prior to registration as registered* Chinese medicine practitioners.

Application Period

(1) The application forms for taking the 2006 Chinese Medicine Practitioners Licensing Examination should reach the Secretariat of *Chinese Medicine Council of Hong Kong* **from 16.9.2005 to 28.10.2005 (inclusive)**. Late applications will not be accepted. Please refer to the "Candidates' Handbook for the 2006 Chinese Medicine Practitioners Licensing Examination" for the eligibility and the application procedure of the 2006 Chinese Medicine Practitioners Licensing Examination. The Handbook and the application forms are distributed at the Secretariat of Chinese Medicine Council of Hong Kong. They can be downloaded from the Council's homepage (www.cmchk.org.hk). The handbook can also be obtained by fax at the telephone enquiry hotline 2574 9999 of Department of *Health. The 2006 Chinese Medicine Practitioners* Licensing Examination Part I Written Examination will be held in June 2006.

(2) The 2006 Chinese Medicine Practitioners Licensing Examination Part II Clinical Examination will be held in August 2006. Persons who passed the Part I Written Examination but not the Part II Clinical Examination of the Chinese Medicine Practitioner Licensing Examination may enrol for the Part II Clinical Examination of the 2006 Licensing Examination **on or before** *31.3.2006*.

(3) **Listed Chinese medicine practitioners who wish to undertake the 2006 Chinese Medicine Practitioner Licensing Examination** should submit their enrolment forms **from 16.9.2005 to 31.3.2006.**

Address of the Secretariat of Chinese Medicine Council of Hong Kong:
37/F Wu Chung House, 213 Queen's Road East, Wanchai, Hong Kong.

Enquiry telephone no. : 2121 1888

The Chinese Medicine Practitioners Board of Chinese Medicine Council of Hong Kong

ENVIRONMENTAL IMPACT ASSESSMENT ORDINANCE
(CHAPTER 499)

Application for an Environmental Impact Assessment

NOTICE

Mandatory Provident Fund Schemes Ordinance (Chapter 485)
Mandatory Provident Fund Schemes (General) Regulation
Prescribed Savings Rates for Capital Preservation Fund

Pursuant to section 37(8) of the Mandatory Provident Fund Schemes (General) Regulation, the prescribed savings rates for the month of August 2005 are as follows:

- 1 August 2005 – 10 August 2005: 1.1667% p.a.; and
- 11 August 2005 – 31 August 2005: 1.4167% p.a.

Mandatory Provident Fund Schemes Authority

WONG'S 王氏

WONG'S INTERNATIONAL (HOLDINGS) LIMITED
王氏國際(集團)有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 99)

ANNOUNCEMENT

The Board of Directors ("the Board") of Wong's International (Holdings) Limited (the "Company") announces that Mr. Chan Wing Kwong, Paulus ("Mr. Chan") resigned as an executive director of the Company due to personal and *health reasons, with effect from 1st September, 2005.* Mr. Chan confirmed that he has no disagreement with the Board and there are no matters in relation to his resignation that need to be brought to the attention of shareholders of the *Company.*

Mr. Chan will remain as a senior executive of the Group on a part-time basis.

The Board would like to express its thanks to Mr. Chan for his valuable contribution to the Company for many years.

As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:

Mr. Wong Chung Mat, Ben (Chairman), Mr. Wong Chung Ah, Johnny, Mr. Chan Tsze Wah, Gabriel, Mr. Tan Chang On, Lawrence and Mr. Wan Man Keung.

Independent Non-executive Directors:

Dr. Li Ka Cheung, Eric, G.B.S., O.B.E., J.P., Dr. Yu Sun Say, S.B.S., J.P. and Mr. Alfred Donald Yap, J.P.

By Order of the Board
Chan Tsze Wah, Gabriel
Executive Director and
Company Secretary

Hong Kong, 1st September, 2005

* *For identification purpose only*

TTi Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

2005, the date of the Provisional Agreement, by the Purchaser to Philip K.H. Wong, Kennedy Y.H. Wong & Co., acting as stakeholders and the legal advisors of the Company. Another 15% of the consideration is payable on the date of signing of the formal sale and purchase agreement which is expected to be within 14 days after the Company has obtained the approval of the Shareholders at a Shareholders' meeting in compliance with the Listing Rules. Balance of the payment of the consideration will be made on completion of the Disposal.

Conditions Precedent, Formal Agreement and Completion

Completion of the Disposal is subject to and conditional upon the due compliance of all requirements under the Listing Rules, including but not limited to the issue of this announcement, a circular to Shareholders and due obtaining of Shareholders' approval for the Disposal by the Company.

The Formal Agreement will be entered into by the parties within 14 days of the approval of the transaction by the Company in the shareholders' meeting and Completion of the sale and purchase of the Property shall take place within 90 days after the date of the Formal Agreement.

In the event that the Disposal fails to proceed, all deposits paid by the Purchaser in connection with the Disposal shall be refunded to the Purchaser without interest.

REASONS FOR THE DISPOSAL

In early August 2005, the Company received an unsolicited offer to purchase the Property. The Company has then appointed an estate agent to negotiate with the offeror on the proposed terms of the sale and purchase. After due consideration, the Board decided to take advantage of favourable property market condition thereby realising a satisfactory value for the Property. The terms of the Disposal were negotiated on an arm's length basis and the Directors consider that the Disposal and its terms are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

FINANCIAL EFFECT OF THE DISPOSAL

The net asset value of the Property was assessed to be HK$377,000,000 as at 31st December 2004 by the Valuer which is a qualified valuer independent of and not connected with the Group. It is estimated that, upon completion of the Disposal, a gain of HK$112,050,000, being the difference between the net proceeds from the Disposal in the amount of HK$489,050,000 and the carrying value of the Property at HK$377,000,000 as at 31st December 2004, will be realised in the next consolidated income statement of the Company.

As at the date of this announcement, the net asset value of the Property was HK$377,000,000. With reference to the audited financial statements of the Group for the two financial years ended 31st December 2003 and 31st December 2004, the net profits of the Property before and after taxation and extraordinary items were approximately HK$7,948,000 and HK$6,557,000 respectively for the year ended 31st December 2003 and were approximately HK$90,642,000 and HK$74,780,000 respectively for the year ended 31st December 2004.

"Harliton"	Harliton Limited, a company incorporated in Hong Kong with limited liability;
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Party(ies)"	an independent third party(ies) not connected with the Company and its subsidiaries, the controlling shareholders, directors, chief executives or substantial shareholders of the Company and its subsidiaries, or an associate of any of them under the Listing Rules;
"Land"	the piece of land known as Kwun Tong Inland Lot No. 16;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	the People's Republic of China;
"Property"	the Land together with the Building;;
"Provisional Agreement"	an agreement dated 31st August 2005 entered into between the Company and Harliton for the purpose of disposing the Property from the Company to Harliton;
"Shareholder(s)"	the shareholder(s) of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder(s)"	has the meaning ascribed to it by the Listing Rules;
"subsidiary(ies)"	has the meaning ascribed to it by the Listing Rules; and
"Valuer"	Vigers Appraisal and Consulting Limited, an independent and qualified valuer.

As at the date of this announcement, the Board comprises the following directors:

(1) Executive directors: Mr. Wilson Wong Kin Lae, Mr. Kennedy Wong Ying Ho, BBS, JP, Mr. John Wong Ying Man and Mr. Raymond Wong Man Hin; (2) Non-executive directors: Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH, Mr. Huang Zhouchang, Mr. Qiang Wenyu and Mr. Xiong Zhengfeng (alternate to Mr. Huang Zhouchang); (3) Independent non-executive directors: Mr. Michael Leung Kai Hung, Mr. Anthony Fan Ren Da and Mr. Ng Yiu Ming.

By order of the Board
Wong Kin Lae, Wilson
Chairman

Hong Kong, 1st September 2005

香港個人資料私隱專員公署
Office of the Privacy Commissioner for Personal Data, Hong Kong

Personal Data (Privacy) Ordinance – Requirements on Recruitment Advertisements

Pursuant to the Code of Practice on Human Resource Management ("the Code") under the Personal Data (Privacy) Ordinance (the "Ordinance"), which came into effect from April 2001, an employer who advertises a job vacancy that directly solicits personal data from job applicants should provide a means for the applicant to identify the employer.

It means that an employer **should not** ask for job applicants' personal details in a recruitment advertisement that gives only a postal address, an Email address or a fax number.

Non-compliance with the Code will give rise to a presumption against the employer in any proceedings involving an alleged breach of the Ordinance. If convicted, maximum penalty is a fine of $50,000 and imprisonment for 2 years.

For further information please call the PCO hotline on 2827 2827 or visit the PCO web site at http://www.pco.org.hk

---

An application for an environmental impact assessment study brief to proceed with an environmental impact assessment study for "Laying of Western Cross Harbour Main and Associated Land Mains from West Kowloon to Sai Ying Pun" has been submitted by Water Supplies Department to the Director of Environmental Protection under section 5(1)(a) of the Environmental Impact Assessment Ordinance.

The period for inspection of the project profile prepared by the applicant should be from 31 August 2005 to 13 September 2005.

2 September 2005

---

with effect from 1st September, 2005 due to personal reason.

Dr. Urakami has confirmed that he has no disagreement with the Board and there is nothing that needs to be brought to the attention to the shareholders of the Company in relation to his resignation. The Board would like to take this opportunity to thank Dr. Urakami for the valuable contributions he has made to the Company.

As at the date of this announcement, the Board comprises four executive directors, namely, Mr. Horst Julius Pudwill, Mr. Roy Chi Ping Chung, Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one non-executive director, namely, Mr. Vincent Ting Kau Cheung and three independent non-executive directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 1st September, 2005

ClassifiedNotices

South China Morning Post

HONG KONG 南華分類報

WWW.CLASSIFIEDPOST.COM

FRIDAY, SEPTEMBER 2, 2005

DIVIDENDS DECLARED

Share dividend	Profit/Loss	Books closed	Payable date
Alco Holdings (F) 12¢ (9¢), (SD) 4¢ (3¢)	$239.1m +60.1%	6/9	22/9
Angang Newsteel (Rts) 8 for 10 at $3.15 to $3.29		p.a.	
Anhui Express (I) nil (nil)	Rmb274m +29%	—	—
Asia Financial (I) 2.2¢ (2.5¢)	$80.4m -14.1%	3/10	14/10
Asia Satellite (I) 8¢ (8¢)	$185.2m -27%	6/10	5/11
Assoc Int'l Hotel (F) 8¢ (10¢)	$154.9m +40.7%	7/9	30/9
AviChina Ind (I) nil (nil)	Rmb30.1m -77%	—	—
Baoye Group (I) nil (nil)	Rmb176m +17%	—	—
Beijing Airport (I) 2.988fen (2.499fen)	Rmb400m +17%	26/9	31/10
Beijing Media (I) nil (nil)	Rmb0.17m -99%	—	—
BOC Hong Kong (I) 32.8¢ (32¢)	$6.52b +16.8%	12/9	23/9
Café de Coral (F) 20¢ (18¢)	$284.8m +10.4%	15/9	30/9
Cathay Pac Air (I) 20¢ (20¢)	$1.67b -5.7%	5/9	3/10
Celestial Asia (I) nil (nil)	-$18.7m (-$35m)	—	—
CEC Int'l H (F) 0.7¢ (0.5¢)	$19.5m +23%	16/9	24/10
Century Legend (Rts) 1 for 5 at 11¢		p.a.	
Cheong Ming (F) 3¢ (2¢)	$34.9m -10.7%	7/9	16/9
Cheung Kong (I) 42¢ (38¢)	$10.3b +52%	6/10	14/10
China East Air (I) nil (nil)	-Rmb471m (+345m)	—	—
China Fire (2ndQD) 1¢ (1¢)	Rmb75.9m -22.3%	12/9	6/10
China Green (F) 3.8¢ (2¢)	Rmb183m +21.8%	3/10	19/10
China Life (I) nil (nil)	Rmb5.2b +85%	—	—
China Metal (I) US0.25¢	US$11.4m +49%	20/9	30/9
China Oilfield(I) 1.39fen (2.29fen)	Rmb558.8m +22%	26/9	16/11
China Oriental (I) nil (2¢)	Rmb612.9m +38%	—	—
China O'seas (I) 3¢ (2¢)	$575.9m +56.6%	15/9	28/9
China Res Logic (I) 1¢ (nil)	$215.5m +7.8%	16/9	3/10
China Res Power (I) 3¢ (2.5¢)	$816.8m +41.5%	20/9	3/10
China Shenhua (I) nil (nil)	Rmb7.6b +80%	—	—
China South Air (I) nil (nil)	-Rmb907m (+266m)	—	—
China Strategic - distribution in specie: 1 Group Dragon Investments share for 1 consolidated share		p.a.	
China Telecom (I) nil (nil)	Rmb14.6b -0.1%	—	—
China Wireless (I) 1¢	$32.6m +94%	12/9	29/9
Chinese Est H (I) 9¢ (8.5¢)	$1.94b +235%	14/9	23/9
Chinney Inv (F) 3¢ (2¢)	$179.2m +1184%	16/9	4/10
Chitaly Hold (I) 9.5¢ (12¢)	$49.3m +10.8%	15/9	27/9
China State Con (I) nil (nil)	$31.9m +166%	—	—
Chongqing Iron (I) nil (nil)	Rmb392.6m -20%	—	—
Chow Sang Sang (I) 5¢ (4¢)	$54.2m -34%	16/9	28/9
CIFH (I) 13.3¢ (6.6¢)	$723.1m +70.2%	6/9	15/9
Citic Pacific (I) 30¢ (30¢)	$2.77b +60.4%	12/9	22/9
CKI Holdings (I) 24¢ (22¢)	$1.52b +10%	22/9	30/9
Clear Media(I) nil (nil)	$35.2m +22.5%	—	—
CLP Holdings (2ndI) 48¢ (45¢)	$4.57b +10.6%	7/9	15/9
CNAC (I) 0.8¢ (0.6¢)	$122.9m +1.8%	20/9	13/10
CNOOC (I) 5¢ (3¢); (SD) 5¢	Rmb11.8b +68%	15/9	29/9
CR Peoplephone (I) 7.5¢ (13¢)	$114.8m -3.5%	20/9	13/10
CRM Group (I) nil (nil)	$1.12m (-$19m)	—	—
Dah Sing Banking (I) 23¢ (23¢)	$460.0m -14.5%	12/9	12/10
Dah Sing Finl (I) 72¢ (78¢)	$461m -27.2%	12/9	12/10
Datang Power (I) nil (nil)	Rmb1.11b +0.5%	—	—
Datasys Tech (2ndQD) nil (nil)	-$0.3m (-$4.1m)	—	—
Datronix Hold (I) 3¢ (2.2¢)	$28.9m +65.2%	6/9	16/9
E2/Capital (I) 2.5¢ (5¢)	$30m -5.7%	15/9	23/9
EEG (F) 2.6¢ (nil)	$10.08m -48.25%	21/9	7/10
Emperor Intl (F) 6.9¢ (3.8¢)	$471.2m +41%	21/9	7/10
First Pacific (I) 1¢ (nil)	US$40.8m +18.1%	26/9	24/10
First Tractor (I) nil (nil)	-Rmb25m (+5.02m)	—	—
Fong's Ind (I) 8¢ (7¢); (SD) 3¢ (3¢)	$141.3m +19%	28/9	12/10
Fubon Bank (HK) (I) 4¢ (5¢)	$113.8m -42.7%	17/10	24/10
Giordano (I) 4.5¢ (4¢); (SD) 2¢ (1.5¢)	$187m +10.7%	9/9	15/9
Glorious Sun (I) 2.9¢ (2.7¢)	$112.8m +10.9%	21/9	28/9
Gold Peak (F) 3¢ (5¢)	US$70.2m -59%	9/9	27/9
Golden ... open offer at 3 for every adjusted share at 10¢		25/9	
Grandeagle Hold (F) 2¢ (2¢)	$10.5m +2.4%	17/9	26/9
Great China Hold (I) 1¢ (1¢)	$11.2m +43%	14/9	30/9
Guangdong Kelon (I) nil (nil)	-Rmb434m (+158m)	—	—
Haeco (I) 50¢ (32¢)	$269m +25%	12/9	26/9
Hang Lung Grp (F) 40¢ (36¢)	$4.67b +83.9%	2/11	25/11
Hang Lung Prop (F) 37¢ (33¢)	$6.84b +48.3%	2/11	25/11
Harbour Centre (I) nil (nil)	$197.9m +49.1%	28/9	12/10
Herald Holdings (F) 4.5¢ (3¢)	$96.1m +55%	15/9	30/9
HK Electric (I) 58¢ (58¢)	$2.28b +4.4%	15/9	23/9
HKC Int'l (F) 1¢ (1¢)	$12m +2194%	7/9	16/9
HKEx (I) 49¢ (43¢)	$530.7m +15%	7/9	15/9
Hon Kwok Land (F) 8¢ (6¢)	$229.6m -70.83%	16/9	29/9
Hop Hing (B) 1 Wrt09 for 5 shares		8/9	
Hopewell Holdings (F) 38¢ (30¢)	$1.64b +16%	12/10	20/10
Hopewell Infra (F) 12.76¢ (12.5¢)	$900.9m +22.6%	12/10	20/10
Hutchison Whampoa (I) 51¢ (51¢)	$11.6b -10%	29/9	7/10
King Fook (F) 0.8¢ (0.5¢)	$20.5m -16.2%	7/9	16/9
Ko Yo (2ndQD) 0.5¢ (0.3¢)	Rmb22.1m +185%	5/9	27/9
KTP Holdings (F) 3¢ (3¢)	$5.92m +12.7%	16/9	7/10
Kwong Chung Bus (F) 1.5¢ (1¢)	$45.7m +107%	26/9	3/10
Lam Soon (HK) (F) 7¢ (6¢)	$85.1m	8/9	14/9
LCH Bank (I) 18¢ (17¢)	$191.9m +9.17%	12/9	22/9
Li Ning (I) 2.3fen	Rmb78.3m +42%	20/9	30/9
Liu Chong Hing (I) 8¢ (7¢)	$64.4m +27.8%	12/9	22/9
Li & Fung (I) 14.5¢ (12¢)	$618.4m +23%	12/9	20/9
Lianhua (I) 6fen (5fen)	Rmb130.9m +22.2%	p.a.	
Lung Cheong (F) 0.5¢ (0.75¢)	$20.2m -45%	5/9	22/9
Luoyang Glass (I) nil (nil)	Rmb5.3m -85%	—	—
Meilan Airport(I) 6.4fen (1.04fen)	Rmb80.8m -20.4%	19/9	21/10
Neo-China (F) 2.2¢ (nil)	$180.4m +1751%	8/9	16/9
Netel Tech (F) N/A	-$13.2m (-$18m)	—	—
Pacific Andes (F) 5.6¢ (4.9¢)	$163.2m +46.2%	6/9	5/10
Pacific Century Ins (I) 1¢ (nil)	$71.2m (-$120m)	20/9	30/9
Paul Y-ITC (F) **1.5¢ (**1.5¢)	$522.8m +219%	14/9	14/10
Paul Y. Eng (F) **6¢ (nil)	$80m (-$61m)	3/10	28/10
PCCW (I) 6.5¢ (nil)	$954m +25%	23/9	4/10
PCPD (I) 1.5¢ (nil)	$263m +21.7%	6/9	16/9
Perennial Int'l (I) 1¢ (1¢)	$5.01m -39.4%	6/10	21/10
PetroChina (I) 1.57719fen (1.15919fen)	Rmb61.6b +26%	9/9	30/9
PICC P&C (I) 7.2fen	Rmb889m -7.7%	26/9	p.a.
Playmates (I) 2.5¢ (2¢)	$94.8m +171%	20/9	28/9
Ports Design (I) 7.5fen (16fen)	Rmb64.5m +53.2%	27/9	5/10
Quality Health (I) 2.5¢ (1¢)	$23.1m +15.1%	14/9	28/9
R&F Properties (I) nil (nil)	Rmb646.8m +673%	—	—
Rivera (Holdings) (I) nil (nil)	$12.6m +442%	—	—
SAC Cement (I) nil (nil)	-$16.5m (+$13.4m)	—	—
San Miguel HK (I) 1¢ (nil)	-$12.4m (-$3.5m)	19/9	30/9
Semtech (I) 1¢ (1¢)	$20.9m -11.3%	16/9	13/10
Shanghai Electric (I) nil (nil)	Rmb826.3m +63%	—	—
Shanghai Forte (I) 7fen (6fen)	Rmb33om +10.4%	8/10	26/10
Shanghai Ind H (I) 20¢ (20¢)	$520.7m -43.8%	21/9	30/9
Shanghai Mer H (I) nil (nil)	$10.5m (-$3.5m)	—	—
Shangri-La Asia (I) 10¢ (7¢)	US$60.5m +24.6%	26/9	7/10
Shenzhen Express (I) nil (nil)	Rmb218m +5.9%	—	—
Shenzhen Int'l (I) nil (nil)	$132.9m -6%	—	—
Shineway Pharm (I) 10fen	Rmb170.7m -16.9%	5/9	12/9
Singamas Cont (I) 9¢ (4¢)	$78.08m +168%	21/10	31/10
Sinopec Corp (I) 4fen (4fen)	Rmb19.6b +17.4%	14/9	30/9
Sinotrans (I) 3.8fen (3fen)	Rmb496m +12.5%	24/9	1/11
Skyworth Digit (F) 3.3¢ (5.5¢)	$403m -17.8%	4/10	28/10
Softbank Inv (I) nil (nil)	-$35.4m (+$19.3m)	—	—
Starlight Int'l (F) 2¢ (3.5¢)	$50.54m -49.48%	12/9	22/9
Swire Pac A (I) 60¢ (58¢)	$7.32b +146%	16/9	4/10
Swire Pac B (I) 12¢ (11.6¢)		16/9	4/10
Tack Hsin Hold (F) 1¢ (nil)	$29.3m (-$11m)	5/9	4/10
Tan Chong (I) 2¢ (1.5¢)	$216.8m +26.72%	6/9	14/9
TCL Comm (I) nil (nil)	-$853.3m (+$302m)	—	—
TCL Multimedia (I) nil (4¢)	-$95.4m (+$331m)	—	—
Techtronic Ind (I) 6¢ (4.5¢)	$456.3m +52.7%	12/9	30/9
Tian An (I) nil (nil)	$82.9m +6.6%	—	—
Tian Teck Land (F) 3¢ (4¢)	$82.4m +21.4%	9/9	6/10
Tianjin Capital (I) nil (nil)	Rmb82.6m -42%	—	—
Tonic Ind (F) 1¢ (0.5¢)	$27.m -7.6%	13/9	13/10
Topsearch Int'l (I) nil (nil)	$51.4m +33%	—	—
Truly Int'l (I) 23¢ (17¢)	$335.7m +31%	3/10	13/10
TVB (I) 25¢ (20¢)	$545.3m +161%	20/9	29/9
United Power - Open offer 1 for every share at 15¢		27/9	
Unity Inv (Rts) 10 for 1 at 10¢		8/9	
Varitronix (I) **10¢ (10¢)	$98m +2%	14/9	10/11
Vedan Int'l (I) 1.567¢ (3.947¢)	US$5.67m -63%	7/10	20/10
Veeko Int'l (F) 1.2¢ (6.6¢)	$75m -28.7%	14/9	5/10
Vital Biotech (2ndQD) 0.5¢ (0.5¢)	$76.7m +0.24%	12/9	22/9
Wardenly (F) 2.5¢ (4¢)	$58m -19%	26/9	12/10
Weichai Pwr (I) 16.5fen (15fen)	Rmb250m +2.98%	11/9	30/9
Weiqiao Textile (I) nil (nil)	Rmb471.5m +32%	—	—
Wharf Holdings (I) 36¢ (32.75¢)	$9.03b +462%	6/10	20/10
Wing Lung Bank (I) 57¢ (48¢)	$530.4m +13%	21/9	28/9
Yangtzekiang (F) 9¢ (9¢)	$35m -49.3%	14/9	26/9
YGM Trading (F) 30¢ (25¢)	$156m -8.62%	12/9	22/9
Yanzhou Coal (2ndQD) 0.7fen (0.7fen)	Rmb27.4m -24.7%	15/9	15/11
Yicheng Chem (I) nil (nil)	-Rmb457m (+198m)	—	—
Yu Ming Inv (I) nil (nil)	$188.2m +726%	—	—
Zhejiang Exp (I) 7fen (4fen)	Rmb711.4m +18.1%	1/10	p.a.
Zhejiang Glass(I) 3.41fen (5.6fen)	Rmb69.7m -36.5%	17/9	31/10
Zhenhai Refin (I) 9fen (9fen)	Rmb1.26b -1.2%	26/9	21/10
Zhong Hua (Rts) 1 for 2 consolidated shares at 25¢, 2 bonus shares for 1 rights share subscribed		p.a.	
ZTE (I) nil (nil)	Rmb680m -8.8%	—	—

SUBSTANTIAL SHAREHOLDER NOTIFICATIONS REPORT

Shareholder	Date	Present balance	Previous balanced
A-5 China Plumb (8262) ISC at Nov-13 151,034,000			
American Standard	Aug-29	93,058,000	89,704,000
AEON Stores (Hong Kong) (984) ISC at Jul-05 260,000,000			
Aberdeen Asset Mgt Asia	Aug-31	21,624,000	21,596,000
AMS Public Transport (77) ISC at Jun-25 227,500,000			
Ng Sui Chun	Aug-30	155,078,000	155,058,000
Angang New Steel (347) ISC at Jul-06 890,000,000			
JPMorgan Chase	Aug-26	90,486,000	88,660,000
Applied Int'l Holdings (519) ISC at Jul-31 932,742,826			
Hung Kai Mau Marcus	Aug-30	1,240,000	1,020,000
Asia Resources (899) ISC at Jun-04 1,034,640,590			
Guardwell Investments	Aug-29	420,000,000	852,000,000
Asia Standard Int'l Group (129) ISC at Jul-31 5,078,999,990			
Grosvenor Group	Aug-22	1,303,984,545	1,417,629,909
AV Concept (595) ISC at Apr-12 408,082,419			
Lee Jeong Kwan	Aug-29	1,000,000	1,500,000
Beijing Capital Land (2868) ISC at 08-May 677,554,000			
Zwaanstra John	Aug-29	76,522,000	74,022,000
Bestway Int'l (718) ISC at Nov-28 4,893,200,000			
Wealthguard Investment	Aug-25	1,052,073,520	1,052,073,520
Bonjour Holdings (653) ISC at Jul-31 225,368,000			
JPMorgan Chase	Aug-23	11,260,000	11,560,000
Cheung Tai Hong (199) ISC at May-05 360,995,527			
Wang Yong-tying	Aug-26	47,619,047	47,619,047
Chevalier International (25) ISC at Jul-05 278,582,090			
Chow Yei Ching	Aug-26	145,246,359	144,836,359
China Credit Holdings (185) ISC at Jul-31 1,626,492,334			
Chan Heng Fai	Aug-24	1,150,877,445	1,162,808,245
China Life Insurance (2628) ISC at Oct-04 7,441,175,000			
Credit Suisse	Aug-24	644,877,742	648,198,742
China Petroleum & Chemical Corp (386) ISC at Feb-28 16,780,488,000			
JPMorgan Chase	Aug-25	1,397,827,703	1,408,971,703
China Shipping Development (1138) ISC at Jun-02 1,296,000,000			
JPMorgan Chase	Aug-29	64,092,000	65,588,000
China Telecom (728) ISC at Nov-29 13,877,410,000			
JPMorgan Chase	Aug-19	1,348,252,869	1,392,176,869
China.com (8006) ISC at Oct-17 4,142,315,019			
Chan Kai Yu Rudy	Aug-24	87,416,000	90,716,000
Chitaly Holdings (1198) ISC at Apr-28 263,666,000			
Ma Gary Ming Fai	Aug-31	2,384,000	2,306,000
Chongqing Iron (1053) ISC at Feb-04 413,944,000			
UBS	Aug-26	50,400,000	48,698,000
Clear Media (100) ISC at Jul-31 501,608,500			
The Capital Group	Aug-23	58,797,000	60,777,000
Cutterecom Holdings (343) ISC at Jul-31 2,733,979,642			
Cheung Wai Tung	Aug-25	8,565,000	18,565,000
Dah Sing Financial (440) ISC at Jul-31 248,609,258			
Wong Shou Yeh David	Aug-23	96,699,691	96,649,450
Dickson Concepts (113) ISC at Dec-07 282,101,200			
Poon Dickson	Aug-25	150,409,739	136,828,313
DongFang Electrical Machinery (1072) ISC at Jul-31 170,000,000			
JPMorgan Chase	Aug-29	18,766,000	17,720,000
Far East Consortium Int'l (35) ISC at Jul-31 1,418,572,633			
Chiu David	Aug-26	321,140,691	320,140,691
Fountain Set (420) ISC at Apr-12 796,011,000			
Morgan Stanley	Aug-25	61,283,100	61,103,100
Giordano Int'l (709) ISC at Jun-06 1,464,658,518			
Aberdeen Asset Mgt Asia	Aug-25	235,007,000	234,857,000
Global Bio-chem Technology (809) ISC at Jul-31 2,288,606,752			
Morgan Stanley	Aug-26	122,139,896	121,940,198
Golden Meditech (8180) ISC at Jul-31 1,264,124,909			
McCarthy Peter C	Aug-30	161,066,735	151,530,735
Golding Soft (8190) ISC at Feb-23 1,000,000,000			
Wen Ruifeng	Aug-30	49,130,000	50,130,000
Great Wall Motor (2333) ISC at Oct-31 262,200,000			
Chean Cheng Hye	Aug-24	26,667,500	26,722,500
Guangzhou R&F Properties (2777) ISC at Jul-14 183,125,800			
Arden Wright Wade	Aug-25	24,650,000	25,430,000
Hainan Meilan Airport (357) ISC at Feb-23 226,913,000			
Morgan Stanley	Aug-23	16,000,000	16,016,000
Heritage International (412) ISC at Jun-05 1,441,023,613			
Pacific Capital Investment	Aug-29	117,911,000	117,911,000
Hopson Development Holdings (754) ISC at May-05 1,003,000,000			
Chu Mang Yee	Aug-24	637,500,000	637,500,000
Huaneng Power Int'l (902) ISC at Jun-02 3,055,342,400			
Citigroup Inc	Aug-29	266,442,609	270,007,168
IA International Holdings (8047) ISC at Jul-05 300,000,000			
Lau [illegible] Jack	Aug-24	202,560,000	180,000,000
Jiangsu Express (177) ISC at Jun-10 1,222,000,000			
HSBC Investments (HK)	Aug-25	122,656,000	121,670,000
Jiangxi Copper (358) ISC at Jun-04 1,186,682,000			
BNP Paribas	Aug-27	58,390,375	57,804,375
Jingwei Textile (350) ISC at Aug 26: 180,800,000			
Evergreen Investments	Aug-30	44,060,000	42,870,000
Kingmaker Footwear (1170) ISC at Jul-31 694,825,625			
Aberdeen Asset Mgt Asia	Aug-30	42,720,000	40,700,000
Lai Sun Development (488) ISC at Mar-17 12,746,842,320			
Lam Kin Ngok Peter	Aug-25	3,078,961,165	3,071,065,165
Li Ning (2331) ISC at Jul-02 1,023,038,000			
[illegible]			
Mingyuan Medicare Dev (233) ISC at Jun-30 2,688,096,230			
JPMorgan Chase	Aug-26	186,790,000	188,790,000
Nan Hai Corporation (680) ISC at Jul-26 41,062,915,294			
Yu Pun Hoi	Aug-30	32,473,052,604	32,473,052,604
New World China Land (917) ISC at Jul-31 3,761,738,032			
Cheng Kar Shing	Aug-26	2,350,000	2,459,600
Orient Industries (383) ISC at Jun-30 208,500,000			
Lam Shu Chung	Aug-26	44,638,750	49,638,750
Paul Y.-ITC Construction (498) ISC at Jul-31 1,367,395,436			
Deutsche Bk Ag	Aug-23	150,109,659	151,143,659
Pearl Oriental Enterprises (600) ISC at Jul-31 2,030,622,840			
Law Kar Po	Aug-24	246,624,000	245,624,000
PetroChina (857) ISC at May-31 17,582,418,000			
JPMorgan Chase	Aug-19	888,555,435	878,983,435
Pico Far East Holdings (752) ISC at Feb-22 563,805,252			
DJE Investment	Aug-29	34,174,000	34,474,000
Ping An Insurance (2318) ISC at Jun-24 2,558,643,498			
Morgan Stanley	Aug-22	326,040,109	326,001,256
Playmates Holdings (635) ISC at Jul-05 1,866,655,477			
TIAA-CREF Inv Mngt	Aug-23	119,150,000	110,172,000
PME Group (379) ISC at Jul-31 958,000,000			
Moore Michael William	Aug-25	47,420,000	47,920,000
Premium Land (164) ISC at May-25 351,184,298			
Cheung Yu Shum Jenkin	Jun-24	21,450,000	21,450,000
Prosperity International Holdings (8139) ISC at Jul-31 82,120,000			
Wong Ben Koon	Aug-25	46,861,600	46,269,600
Quam (952) ISC at May-25 104,413,998			
Poubot Bernard	Aug-25	35,189,266	35,175,266
Regent Pacific Group (575) ISC at Aug-03 1,104,300,089			
Gibson James Alexander	Aug-30	12,049,843	12,365,843
Sau San Tong (8200) ISC at Oct-20 643,400,000			
Cheng Shing Lung Edwin	Aug-29	17,610,000	17,440,000
Shang Hua Holdings (371) ISC at Apr-13 1,110,472,643			
Deng Hong	Aug-23	20,297,875	13,477,250
Shanghai Electronic Group (2727) ISC at Jul-29 2,972,912,000			
Deutsche Bank	Aug-25	527,695,357	537,498,357
Singamas Container Holdings (716) ISC at Jul-31 611,228,760			
JPMorgan Chase	Aug-19	30,138,000	30,680,000
Sino Prosper Holdings (766) ISC at Jul-31 927,000,000			
Kan Che Kin, Billy Albert	Aug-29	590,450,000	210,450,000
Sinolink Holdings (1168) ISC at Nov-16 2,327,162,260			
Pope Asset	Aug-24	141,444,800	139,444,800
Spread Prospects H (572) ISC at Apr-28 422,800,000			
Lam Tun Kam	Aug-17	20,192,000	21,146,000
Startite Holdings (403) ISC at Jul-19 425,174,989			
Lam Kwong Yu	Aug-26	228,726,174	228,666,174
Starlight International Holdings (485) ISC at Jul-31 741,105,614			
Lau Sak Hong	Aug-24	246,671,627	246,661,627
Swire Pacific 'A' (19) ISC at June 3: 930,375,000			
JPMorgan Chase	Aug-29	102,492,794	102,116,494
Swire Pacific 'B' (87) ISC at Jun-09 3,003,486,271			
Aberdeen Asset Mgt Asia	Aug-31	234,727,400	234,329,900
Tai Cheung Holdings (88) ISC at Jul-05 617,531,425			
Chan Pun David	Aug-30	108,180,971	108,179,971
Techpacific Capital (8088) ISC at Aug 21: 2,502,577,245			
Al-Khaled Ahmad	Aug-22	5,000,000	5,000,000
Techtronic Industries (669) ISC at Jul-31 1,360,341,652			
FMR Corp	Aug-29	108,560,500	109,060,500
Tencent Holdings (700) ISC at Jun-05 1,772,474,244			
Ma Huateng	Aug-30	232,483,080	232,483,080
Timeless Software (8028) ISC at May-25 1,019,931,503			
Cheng Kin Kwan	Aug-29	150,074,000	149,624,000
TPV Technoloyg (903) ISC at Jul-31 1,430,732,264			
JPMorgan Chase	Aug-19	121,696,000	128,130,000
Truly International Holdings (732) ISC at Jul-27 456,989,527			
Wong Pong Chun, James	Aug-29	524,000	454,000
Unity Investments (913) ISC at Dec-21 286,000,005			
Willie Int'l Holdings	Aug-26	27,500,000	21,500,000
Upbest Group (335) ISC at Jun-30 1,228,754,000			
Cheng Kai Ming Charles	Aug-26	841,990,000	841,932,000
Value Partners China Greenchip F (1186) ISC at Jul-25 30,650,000			
Credit Lyonnais Securities	Aug-29	1,191,350	3,331,350
Vantage Int'l Holdings (15) ISC at Feb-16 844,800,000			
Ngai Chun Hung	Aug-31	495,158,400	494,918,400
Vertex Communications (8228) ISC at Jun-09 511,860,232			
Deutsche Bank	Aug-25	54,380,000	50,350,000
Victory City International (539) ISC at Jul-05 567,271,859			
Trustcorp	Aug-30	178,304,000	178,274,000
Vitasoy Int'l (345) ISC at Jun-05 997,949,800			
Lau Shek Hung	Aug-31	3,683,000	3,684,000
VTech Holdings (303) ISC at Apr-28 227,494,133			
Wong Chi Yun Allan	Aug-26	92,674,229	90,824,229
Wheelock and Co (20) ISC at Aug-05 3,247,800,000			
JPMorgan Chase	Aug-19	141,727,100	142,373,100
Wing Shing Int'l (850) ISC at Oct-06 420,498,226			
BNP Paribas Jersey Trust	Aug-24	251,863,039	251,863,039
Wumart Stores (8277) ISC at Nov-10 105,642,000			
Morgan Stanley	Aug-25	9,512,157	9,560,823
Xteam Software (8178) ISC at July 22: 640,007,938			

OFFICIAL LIST

New listings

CA-HSBC@EC0603B (9529): Dealing in the 2006 European-style cash-settled call warrants relating to shares of HSBC Holdings, issued by Calyon Financial Products (Guernsey), begins today. The stock short name of 2006 European-style cash-settled call warrants 4841 will be changed to **CA-HSBC@EC0603A**.

CA-YZ CM@EC0607 (9530): Dealing in the 2006 European-style cash-settled call warrants relating to H shares of Yanzhou Coal Mining, issued by Calyon Financial Products (Guernsey), begins today.

Radford Capital Investment rights **(2901):** Trading in the rights begins today.

HS-CLIfe@EC0603 (9531): Dealing in the 2006 European-style cash-settled call warrants relating to H shares of China Life Insurance, issued by Hongkong and Shanghai Banking Corp, will begin on Monday.

CA-S GRT@XC0609 (9532): Dealing in the 2006 European-style cash-settled average return call warrants relating to shares of Silver Grant International Industries, issued by Calyon Financial Products (Guernsey), will begin on Monday.

Last day of dealing

CA-M I&S@EC0509 (3501), FB-BOCHK@EC0509 (3642), FB-HSBC@EC0509B (4558), CS-CK(H)@XC0509 (9885), CS-C Tel@XC0509 (9889), CS-HLand@XC0509 (9892), CS-HWL @XC0509A (9893) and **FB-HSBC@EC0509A (9904):** Dealing in the derivative warrants will cease after today.

Parallel trading

Prosperity International Holdings (HK) (8139): Parallel trading in its shares will cease after today. The counter for trading in the consolidated shares 8398 as represented by old share certificates will be withdrawn.

139 Holdings (139): Parallel trading in its shares will cease after today. The counter for trading in the consolidated shares 2995 as represented by old share certificates will be withdrawn.

Suspension of trading

Wealthmark International (Holdings) (39): Trading in its shares was suspended yesterday pending an announcement of a major transaction.

Raymond Industrial (229): Trading in its shares was suspended yesterday pending an announcement in relation to a major transaction.

Resumption of trading

Greater China Holdings (431), PetroChina (857) and **Mexan (22):** Trading in their shares resumed yesterday.

HIGH COURT WRITS

No	Plaintiffs	Defendants	Particular	Claim
01685	Continental Transportation Ltd Lau Tai Shing TA Parkin Co	Secretary for Justice	Damages	NS
01686	Liu Chong Hing Bank Ltd	Hung Chit Lin	MD	$6,470,564.04 US$121,817.27
01687	Fortune Rainbow Investments Ltd	Leung Siu Wai	L&T	NS
01688	Global Regency Electronics Ltd	Chu Che Chung Stephen Fung Wai Yu Joey Yuen Ka Man Carman	BC	NS
01689	Bank of China (Hong Kong) Ltd	Asia Pioneer Enterprises Ltd	Order	NS
01690	Bank of China (Hong Kong) Ltd	Tam Wing On Peterniko Tam Chui Yee Amy Ma Oi Yin Wong Nok Hang I-Tech Electronics Ltd Asian Peak Ltd TA Resource Development Co Fidelity Distributors (Hong Kong) Ltd Asian Peak Ltd	MD	$7,008,730.47
01691	Suen Kwai Kam	Zhong Hua International Holdings Ltd China Land Realty Investment (BVI) Ltd Ho Tsam Hung Ho Carrie Bernadette Yam Ka Yin Rebecca Chiun Wai Yin Alex	MD	NS
01692	Kinsom International Ltd	Wai Man International (HK) Ltd	MD	$2,738,785
01693	Tradepower (Holdings) Ltd (In Liquidation)	Tradepower (Hong Kong) Ltd	MD	$20,288,839.98
01694	King Grand Development Ltd	Manor Electronics Co Ltd	MD	$1,581,972.53
01695	Tam Shuk Yin Anny	Active Team International Ltd	MD	$1,308,009.70
01696	Inchroy Credit Corporation Ltd	Foggi Motor Co Ltd Lam Chi Tai Anthony Lam Chi Yung Sunny	MD	$3,013,185
01697	Tam Shuk Yin Anny	Advance Wise Development Ltd	MD	[illegible]

AKA ... also known as · SP ... specific performance · FKA ... formerly known as · TA ... trading as

Legal & General Notices

Education and Manpower Bureau Notice

Coming into Effect of Cancellation of Registration of Courses

(Pursuant to s.16(3)(a) of Non-local Higher and Professional Education (Regulation) Ordinance, Cap. 493)

Notice is hereby given that the cancellation of the registration of the following courses under the Non-local Higher and Professional Education (Regulation) *Ordinance takes effect today:*

Course name: Master of Science in Risk, Crisis and Disaster Management
Registration no.: 250133
Operator: University of Leicester at University Road, Leicester LE1 7RH, United Kingdom
Designated person: Mr David BRYCE at British Council, 3 Supreme Court Road, Admiralty, Hong Kong

Course name: Postgraduate Diploma in Risk, Crisis and Disaster Management
Registration no.: 250134
Operator: University of Leicester at University Road, Leicester LE1 7RH, United Kingdom
Designated person: Mr David BRYCE at British Council, 3 Supreme Court Road, Admiralty, Hong Kong

Course name: M.Sc. in Security Management
Registration no.: 250135
Operator: University of Leicester at University Road, Leicester LE1 7RH, United Kingdom
Designated person: Mr David BRYCE at British Council, 3 Supreme Court Road, Admiralty, Hong Kong

Course name: NCC International Advanced Diploma in Computer Studies
Registration no.: 250537
Operator: Informatics (HK) Limited at Room 302-4, 3/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon, Hong Kong
Designated person: Mr CHENG Sai-ping at Informatics (HK) Limited at Room 302, 3/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon, Hong Kong

Course name: NCC International Diploma in Computer Studies
Registration no.: 250538
Operator: Informatics (HK) Limited at Room 302-4, 3/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon, Hong Kong
Designated person: Mr CHENG Sai-ping at Informatics (HK) Limited at Room 302, 3/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon, Hong Kong

Course name: Bachelor of Science (Computer Science) 電腦科學理學士學位
Registration no.: 211031
Operator: United Institute of International Education at Room 203-4, Fourseas Building, 208-212 Nathan Road, Kowloon, Hong Kong
Designated person: Mr PANG Kin-ip at Room 203-4, Fourseas Building, 208-212 Nathan Road, Kowloon, Hong Kong

Reason for cancellation:
Operators have ceased conducting these courses in Hong Kong and *proposed* cancellation of the registration.

(Vivian CHEUNG)
Registrar of Non-local Higher and Professional Education Courses

Hong Kong, 2 September 2005

NOTICE

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE
Grant No. HCAG006943/2005

IN THE ESTATE of LOUIS VYVYAN DENT late of St. Paul's Hospital, Eastern Hospital Road, Hong Kong, a Bachelor, of no occupation, deceased.

NOTICE IS HEREBY GIVEN that the Registrar of *the* High Court has by virtue of Rule 60A of the Non-Contentious Probate Rules, Cap. 10 made an Order limiting the time for creditors and others to send in their claims against the above estate to the 2nd day of November 2005, after which date the Personal Representative intends to make distribution of the estate.

All creditors and other persons interested are *accordingly hereby required* to send in their claims on or before that date to the Personal Representative:-

HSBC TRUSTEE (HONG KONG) LIMITED,
No. 1 *Queen's Road Central,*
Hong Kong.

or their Solicitors:-

JOHNSON STOKES & MASTER,
18th Floor, Prince's Building,
10 Chater Road, Hong Kong.

by whom this Notice is issued this 2nd day of September 2005.

C. P. LIN & CO.

SOLICITORS & NOTARIES HONG KONG

REMOVAL NOTICE

Please note as from **29th August 2005**, our new office address is as follows:-

Unit A3, 32nd Floor, United Centre, 95 Queensway, Admiralty, Hong Kong.

Our telephone and fax numbers remain unchanged:-

Tel: (852) 2581 9959
Fax: (852) 2581 2797

SPCA (HK) Raffle 2005

SPCA 愛護動物協會

Results of draw held on 26th August 2005

Grand Prize	054907	2nd Prize	004457	3rd Prize	034268
4th Prize	062437	5th Prize	007526	6th Prize	027224
7th Prize	055169	8th Prize	001185	9th Prize	000059
10th Prize	069448	11th Prize	023596	12th Prize	032808
13th Prize	016015	14th Prize	066704	15th Prize	044228

Consolation Prizes (11 winners)

1) 048136	2) 048203	3) 021227	4) 036076
5) 030452	6) 008866	7) 030125	8) 020155
9) 030140	10) 010497	11) 063253	

Winners should collect their prizes on presentation of the original winning tickets at the SPCA (HK) Fund-raising Department, 5 Wan Shing Street, Wan Chai, Hong Kong during office hours before 15th October 2005. Enquiry Hotline: 2232 5543. Prizes cannot be exchanged for cash.

We thank all participants for their kind support and efforts in SPCA (HK) Raffle 2005.



寶業集團股份有限公司
BAOYE GROUP COMPANY LIMITED*

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 2355)

CHANGES IN COMPANY SECRETARY, PRINCIPAL PLACE OF BUSINESS IN HONG KONG, AGENT FOR THE SERVICE OF PROCESS IN HONG KONG AND SUPERVISORS

The Board announces that (i) Ms. Chung Oi Yin, Irene has resigned as the company secretary of the Company; (ii) Ms. Ngan Lin Chun, Esther has been appointed as the company secretary of the Company; (iii) the principal place of business of the Company in Hong Kong and the Company's authorised representative for acceptance of service of process and notice in Hong Kong under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) have been changed to Wong Brothers & Co. of 1902 MassMutual Tower, 38 *Gloucester Road, Wanchai, Hong Kong, all with effect from 1* September 2005.

The Board further announces that Mr. Yu Zengmin has retired as a supervisor of the Company and Mr. Zhang Xindao has been appointed as a supervisor of the Company with effect from 20 May 2005.

Change in Company Secretary
The board of directors ("**Board**") of Baoye Group Company Limited ("**Company**") announces that Ms. CHUNG Oi Yin, Irene has resigned as the company secretary of the Company and Ms. NGAN Lin Chun, Esther has been appointed as the company secretary of the Company with effect from 1 September 2005. The Board confirms that Ms. Chung has no disagreement with the Board and there is no matter in relation to Ms. Chung's resignation as the company secretary of the Company that needs to be brought to the attention of The Stock Exchange of *Hong Kong Limited ("**Stock Exchange**") or the* shareholders of the Company.

Ms. Ngan, aged 50, is a chartered secretary and has over 20 years experience in the company secretarial field. Ms. Ngan is a director of WBC Secretaries Limited, which is a secretarial service company and has acted as company secretary of a few listed companies, which are Cosco International Holdings Limited (from January 1992 to June 1997), *Star Cruise Limited (from October 2000 to May 2001), VXL Capital Limited (from May to July* 2005) and Kingdee International Software Group Company Limited (since August 2005). Ms. Ngan is a fellow member of the Hong Kong Institute of Company Secretaries.

Change in principal place of business in Hong Kong
The Board *also* announces *that the principal place of business of the Company* in Hong Kong has been changed to 1902 MassMutual Tower, 38 Gloucester Road, Wanchai, Hong Kong (telephone no.+852 2520 2701 and facsimile no.+852 2861 3757) with effect from 1 September 2005.

Change in agent for the service of process in Hong Kong
The Board further announces that the Company's authorised representative for acceptance of service of process and notice in Hong Kong under Part XI of *the Companies Ordinance* (Chapter 32 of the Laws of Hong Kong) has been changed from Mallesons Stephen Jaques to Wong Brothers & Co. of 1902 MassMutual Tower, 38 Gloucester Road, Wanchai, Hong Kong with effect from 1 September 2005.

Change in supervisors of the Company
The Board further announces that Mr. YU Zengmin has retired as a supervisor of the Company and Mr. ZHANG Xindao has been appointed as a supervisor of the Company with effect from 20 May 2005. The term of service of Mr. Yu as supervisor of the Company expired on 20 May 2005 and Mr. Yu has not offered himself for re-election. The Board confirms that Mr. Yu has no disagreement with the *Board* and there is no matter *in relation to Mr. Yu's* retirement as the supervisor of the Company that needs to be brought to the attention of the Stock Exchange or the shareholders of the Company.

Mr. Zhang, aged 61, graduated from Dongnan University (東南大學, formerly Nanjing Industrial College) and holds a senior engineer qualification. He has served as the deputy director of Shaoxing Municipal Power Bureau and the General Manager of Shaoxing Daming Industry Company. He is currently the director of Shaoxing Daming *Power Generation Company Ltd and the director of Zhuji Bafang Power* Generation Company Ltd. During the three years prior to the date of this announcement, Mr. Zhang did not hold any position in other listed public companies. Apart from being the supervisor of the Company, Mr. Zhang does not have any relationship with any directors, supervisors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Zhang does not have any interests in shares of the Company within the meaning of Part XV of the *Securities and Futures Ordinance (Chapter 571 of the Laws* of Hong Kong). Mr. Zhang entered into a service contract with the Company with a term commencing from 20 May 2005 and ending on the conclusion of the 2007 annual general meeting of the Company. The amount of emoluments payable to Mr. Zhang does not exceed RMB20,000 per annum and was determined by the Board as authorised by the shareholders at the 2004 annual general meeting of the Company.

Under Rule 13.51 of the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**"), the Company should have disclosed the change of supervisors immediately after 20 May 2005. However, due to inadvertent oversight, the Company failed to disclose the change in accordance with the Listing Rules.

General
The Board would like to take this opportunity to thank both Mr. Yu and Ms. Chung for their contributions to the Company during their tenure of office.

By order of the Board
Baoye Group Company Limited*
Pang Baogen
Chairman

Zhejiang Province, the PRC
1 September 2005

* *For identification purposes only*

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Pang Baogen, Mr. Gao Jiming, Mr. Gao Lin and Mr. Zhou Hanwan; two non-executive directors, namely Mr. Wu Weimin and Mr. Hu Shaozeng; and three independent non-executive directors, namely Mr. Wang Youwei, Mr. Yi Deqing and Mr. Dennis Yin Ming Chan.